Mail Stop 3561

March 26, 2007

Via U.S. Mail

Troy H. Lowrie
Chief Executive Officer
VCG Holding Corp.
390 Union Blvd., Suite 540
Lakewood, Colorado 80228

Re: VCG Holding Corp.
Registration Statement on Form S-3
Filed March 1, 2007
File No. 333-141004

Dear Mr. Lowrie,

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Legality Opinion</u>

1. Please remove clause (vi) of the second paragraph. It is inappropriate for the counsel to include this assumption because whether a natural person signing in a representative capacity had the authority to sign in such capacity could be verified by checking the resolution of the board of directors.

2. Further, please remove the last sentence of the last paragraph. Counsel cannot

assume that the laws of other states are identical to the laws of the State of
Colorado.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated
  authority in declaring the filing effective, does not relieve the company from its
  full responsibility for the adequacy and accuracy of the disclosure in the filing;
  and
- The company may not assert this action as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3750 with any other questions.

              Regards,

              Max A. Webb
              Assistant Director

cc: Don Prosser
   Fax: (303) 922-0746